UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934
AKANDA CORP.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

00971M205
(CUSIP Number)

Katie Field, Chairman & CEO
Halo Collective Inc.
65 Queen Street W., Suite 815
Toronto, Ontario M5H 2M5 Canada

Copy to:
Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00971M205
1	NAME OF REPORTING PERSONS Halo Collective Inc. (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 24,992
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,992
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)   The percentages used herein are calculated based upon 5,628,295 outstanding shares of the Issuer as of January 29, 2024.

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value (the “Common Stock”)
(b)	Name of Issuer:
Akanda Corp. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
1a, 1b Learoyd Road
New Romney, TN28 8XU, United Kingdom
Item 2.	Identity and Background
(a)	Name of Reporting Person: Halo Collective Inc.
(b)	Principal Business Address: 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5 Canada
(c)	Occupation, Employment and Other Information: Cannabis cultivation, extraction, manufacturing and distribution;
(d)
Criminal Convictions:  Neither the Reporting Person nor its officers or directors have, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
Civil Proceedings:  Neither the Reporting Person nor its officers or directors have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)	Citizenship: Ontario, Canada.
Item 3.	Source and Amount of Funds or Other Consideration:
OO - See Item 4
Item 4.	Purpose of Transaction
On January 26, 2024, the Reporting Person entered into a share purchase agreement with 1173727 BC Ltd. for the private resale of 557,200 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer
As of January 30, 2024, the Reporting Person holds the following shares of Common Stock:
(i) Sole power to vote or to direct the vote:  24,992
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition:  24,992
(iv) Shared power to dispose or direct the disposition: 0
(v) Aggregate amount of shares beneficially owned:  24,992
(vi) Percent of class represented in Item (v) above:  <5%
The percentage represented in Item 5(vi) above was calculated based upon 5,628,295 outstanding shares of the Issuer as of January 29, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
January 26, 2024 Share Purchase Agreement
Item 7.	Material to Be Filed as Exhibits

January 26, 2024 Share Purchase Agreement
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2024
HALO COLLECTIVE INC.

By:  /s/ Katie Field
Katie Field, Chairman & CEO

EXHIBIT 7.1   Share Purchase Agreement
This AGREEMENT effective as of January 26, 2024.

SHARE PURCHASE AGREEMENT

BETWEEN:

Halo Collective Inc.
77 King Street West, Suite 400| Toronto, Ontario
M5K 0A1

(the “Vendor”)

AND:

1173727 BC LTD.
10511 Palmberg Road,
Richmond, BC

(the “Purchaser”)

WHEREAS:
A.	The Vendor is the beneficial owner of 557,200 common shares in the capital of Akanda Corp. (the “Company”); and

B.
The Vendor has agreed to sell and the Purchaser has agreed to purchase 557,200 common shares in the capital of Akanda Corp. (the “Shares”) owned by the Vendor on the terms and conditions hereinafter set forth in this Agreement.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties covenant and agree as follows:

1.	Purchase and Sale

1.1
On the basis of the representations and warranties of the parties to this Agreement and subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase from the Vendor, and the Vendor agrees to sell to the Purchaser, the Shares. The purchase price of the Shares is the sum of $0.28693 per Share for an aggregate purchase price of $159,877.40 (the “Purchase Price”).

1.2
The closing of the purchase and sale of the Shares (the “Closing”) will take place on or before Jan 30, 2024 or such other date as may be agreed to by the parties hereto (the “Closing Date”). The Closing may take place by exchange of appropriate solicitor’s undertakings, which will involve each party’s solicitors delivering to his or her counterparts all required consideration and documentation, to be held in trust and not released until all required closing deliveries have been made and all conditions to Closing have been satisfied or waived by the party which has the benefit of such conditions.

1.3	On the Closing Date, the Purchaser will pay the Vendor the Purchase Price by delivering funds to the Vendor in the amount of the Purchase Price.

1.4	On the Closing Date, the Vendor will deliver to the Purchaser, the following documents:

(a)
share certificates representing the Shares together with one or more stock transfer powers of attorney, duly endorsed by the Vendor for transfer in form acceptable to the Company for the purposes of effecting the registration of the Shares in the name of the Purchaser; and

(b)	all other documents and instruments as the Purchaser may reasonably require.

2.	Representations and Warranties

2.1
The Vendor represents and warrants to the Purchaser (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Purchaser will rely thereon in entering into this Agreement and in concluding the purchase and sale of the Shares as contemplated herein, that:

(a)	the Vendor is the beneficial and registered owner of the Shares free and clear of all liens, charges and encumbrances of any kind whatsoever;

(b)
other than as has been disclosed to the Purchaser, there are no written instruments, buy-sell agreements, registration rights or agreements, voting agreements or other agreements by and between or among the Vendor or any other person, imposing any restrictions upon the transfer, prohibiting the transfer of or otherwise pertaining to the Shares or the ownership thereof;

(c)
the Vendor has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser;

(d)	no person, firm, corporation or entity of any kind has or will have any agreement or option or any right capable at any time of becoming an agreement to:

(i)	purchase or otherwise acquire the Shares; or

(ii)	require the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares other than under this Agreement; and
(i)

(e) this Agreement and all other documents required to be executed and delivered by the Vendor have been duly, or will when executed and delivered be duly, executed and delivered by the Vendor, and constitute the legal, valid and binding obligations of the Vendor, enforceable against the Vendor in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, specific performance, injunctive relief and other equitable remedies.

2.2
The Purchaser represents and warrants to the Vendor (which representations and warranties shall survive the closing of the transactions contemplated in this Agreement), with the intent that the Vendor will rely thereon in entering into this Agreement and in concluding the purchase and sale of the Shares as contemplated herein, that it:

(a)	the Purchaser has the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement;

(b)
the Purchaser has not taken any action which would impose any obligation or liability to  any  person in  connection  with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

(c)	the sale of the Shares to the Purchaser as contemplated in this Agreement complies with or is exempt from the applicable securities legislation of the jurisdiction of residence of the Purchaser;

(d)	the Purchaser has adequate net worth and means of providing for its current financial needs and possible personal contingencies;

(e)
the Purchaser is not acquiring the Shares as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(f)
the Purchaser acknowledges that the purchase and sale of the Shares may lead to adverse tax consequences and the Purchaser acknowledges and confirms that the Purchaser has been advised to seek, and has sought or has otherwise elected not to obtain tax advice; and

3.	Independent Legal Advice

3.1	The Purchaser acknowledges that:

(a)	the Purchaser has been requested to obtain its own independent legal advice;

(b)	the Purchaser has been given adequate time to obtain independent legal advice;

(c)	by signing this Agreement, the Purchaser confirms that it fully understands this Agreement; and
 (d) by signing this Agreement without first obtaining independent legal advice, the Purchaser waives its right to obtain legal advice.

4.	Legending and Registration of the Shares

4.1
The Purchaser hereby acknowledges that a legend may be placed on the certificates representing the Shares to the effect that the Shares represented by such certificates are subject to a hold period and may not be traded until the expiry of such hold period except as permitted by applicable securities legislation. The Purchaser hereby acknowledges and agrees to the Company making a notation on its records or giving instructions to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described in this Agreement.

5.	Further Assurances

5.1
The parties to this Agreement hereby agree to execute and deliver all such further documents and instruments and do all acts and things as may be necessary or convenient to carry out the full intent and meaning of and to effect the transactions contemplated by this Agreement.

6.	Entire Agreement

6.1
This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

7.	Electronic Means

7.1
Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

8.	Counterparts

8.1	This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument.

9.	Jurisdiction

9.1	This Agreement shall be exclusively construed and enforced in accordance with the laws of the Province of British Columbia.

10.	Currency

10.1	All funds referenced in this Agreement are stated in United States dollars.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first written above.

                                                                                         /s/ Katie Field
                                                                                         Halo Collective Inc.

                                                                                     /s/
1173727 BC LTD.